June 28, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Era Anagnosti

Re:  Credit Suisse Group AG, Credit Suisse AG and

Credit Suisse (USA), Inc. (the “Registrants”)

Registration Statement on Form F-3 (File No. 333-218604)

Dear Ms. Anagnosti:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it is declared effective at 9:00 a.m. (EST), on June 30, 2017, or as soon as practicable thereafter.

Please contact David I. Gottlieb of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to the Registrants, at +44 20 7614 2230, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature page to follow]

Very truly yours,

CREDIT SUISSE GROUP AG

By:	/s/ Gina Orlins
	Name:	Gina Orlins
	Title:	Authorized Person

By:	/s/ David Wong
	Name:	David Wong
	Title:	Authorized Person

CREDIT SUISSE AG

By:	/s/ Gina Orlins
	Name:	Gina Orlins
	Title:	Authorized Person

By:	/s/ David Wong
	Name:	David Wong
	Title:	Authorized Person

CREDIT SUISSE (USA), INC.

By:	/s/ Lawrence Young
	Name:	Lawrence Young
	Title:	Authorized Person

cc:                                David I. Gottlieb, Esq.
Cleary Gottlieb Steen & Hamilton LLP